News Release
B2Gold: Notice of Philippines DENR (“Department of Environment and Natural Resources”) Audit Results

Vancouver, February 2, 2017 – B2Gold Corp. (TSX: BTO, NYSE MKT: BTG, NSX: B2G) (“B2Gold” or the “Company”) reports that the DENR has announced the results of the Philippines Mine Audit. Masbate Gold Project (“MGP”) is not among the mines to be suspended or closed. MGP will continue to work closely with the DENR to maintain compliance with regulations and continue to promote improved quality of life in the communities where we operate. Operations remain as normal at the mine.

In 2016, the DENR conducted two mine audits at the Masbate Gold Project: the first in August and the second in September. Those findings were then provided for comment to the two companies that operate the Masbate Gold Project on October 11, 2016. Responses from Filminera Resource Corporation and Philippine Gold Processing and Refining Corp. were independently submitted back to the government on October 21, 2016 for review.

Since the initial release of the Mine Audit findings in September of 2016, MGP has worked closely with the DENR to resolve the issues raised in the audit. Beyond the audit findings, MGP and the DENR both recognize that community relationships and community development continue to be priorities. MGP will maintain its leadership role to improve its ongoing programs by working with local communities.

Masbate Gold Project operations are ISO 14001 compliant which demonstrates that our environmental systems meet Philippine requirements. MGP remains committed to industry best practices and to ensure that the Companies continue to comply with the terms of the ECC (“Environmental Compliance Certificate”) and other mine and environmental regulations, and fulfill their obligations to the DENR. Masbate Gold Project will promote continued community development while providing a modern, safe work environment for our workforce. MGP has an outstanding Safety Performance record that today stands at more than 478 days of accident-free operation.

MGP is the largest producing gold mine in the Philippines. The operation is the largest employer on the island employing more than 1900 Filipino workers and contractors.

B2Gold will continue to provide updates of MGP’s progress with the DENR.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
IMacLean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements with respect to future events or future performance; the expected resolution of the issues raised in the DENR Audit Report and the final outcome of the DENR Audit; the Company's environmental management systems meeting Philippine requirements and our operations continuing uninterrupted. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including the uncertainty whether the Company's response to the issues raised in the Audit Report will be satisfactory to the DENR and whether the issues raised in the DENR Audit Report will be resolved in a timely manner; the uncertainty of estimates regarding the costs of construction and the timing and amount of production; risks associated with the volatility of metal prices and currencies; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; financing risks; risks related to hedging activities; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; litigation risk; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; the risk of an uninsurable or uninsured loss; changes in tax laws; community support for our operations including risks related to strikes and the halting of such operations from time to time; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.